United States
                        Security and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                        Under the Securities Act of 1934
                            (Amendment No.__1____ )*



                                   GARAN, INC.
                                   -----------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    364802108
                                    ---------
                                 (CUSIP Number)

CUSIP No.  364802108                                         13G
           ---------

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1 NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
         DePrince, Race & Zollo, Inc.
         59-3299598

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  x
                                                              (b)
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3  SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in the State of Florida


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                  5     SOLE VOTING POWER
NUMBER OF                  235,300
SHARES
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BENEFICIALLY      6     SHARED VOTING POWER
OWNED BY                   none
EACH
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REPORTING         7     SOLE DISPOSITIVE POWER
PERSON                     235,300
WITH
--------------------------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                           none

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         $5,088,362.50

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         No

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.4%

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12   TYPE OF REPORTING PERSON*
                  IA

                                  SCHEDULE 13 G

ITEM 1.
(a) Garan, Inc.
(b) 350 Fifth Avenue
    New York, NY  10018

ITEM 2.
(a) DePrince, Race & Zollo, Inc.
(b) 201 S. Orange Ave, Suite 850
    Orlando, FL 32801
(c) USA
(d) common stock
(e) 364802108

ITEM 3.
(e) X

ITEM 4. OWNERSHIP
a.) $5,088,362.50
b.) 4.4%
c.)(i)   235,300
   (iii) 235,300

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
X

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
N/A